EXHIBIT D-1

                                                                EXHIBIT D-1

REDACTED VERSION
(Confidential information is indicated by blank spaces on pages 17, 19, 28, 33 and 36)
STATE OF MAINE Docket No. 96-786
PUBLIC UTILITIES COMMISSION
August 17, 1998
CENTRAL MAINE POWER COMPANY ORDER
Petition for Approval to Furnish
Gas Service In and To Areas Not
Currently Receiving Natural Gas
WELCH, Chairman; NUGENT, Commissioner
_________________________________________________________________
TABLE OF CONTENTS
I. SUMMARY OF DECISION..........................................4
II. PROCEDURAL HISTORY..........................................4
III. INTRODUCTION:COMMISSION POLICY REGARDING THE DEVELOPMENT
OF GAS DISTRIBUTION SYSTEMS IN MAINE ...........................4
A. Overview.....................................................4
IV. STANDARD OF REVIEW..........................................7
A. Statutory Framework..........................................7
B. Mid-Maine....................................................8
1. Service Authority Tests......................................8
2. Public Convenience and Necessity............................10
3. Regulatory vs. Market Role..................................10
4. Policy Confirmation.........................................13
V. OVERVIEW OF CMP/NYSEG S PROPOSAL............................14
VI. ANALYSIS OF PROPOSAL.......................................16
A. Engineering Plans & Safety..................................16
1. Design and Construction Expertise...........................16
2. Construction Schedule.......................................16
B. Resource Plan...............................................17
C. Financing Plan..............................................18
D. Ability to Provide Service at Just and Reasonable Rates.....18
1. Cost of Service and Rate of Return Studies..................18
a. Economies of Scale..........................................19
b. Marketing Assessment........................................20
c. Revenue Projections.........................................21
d. Rate of Return and Financial Viability......................21
2. Rate Plan...................................................22
a. Terms and Conditions of Service.............................22
b. Confidential Treatment of CMP s Rate Proposal...............22
c. Customer Charges............................................23
d. Composition of Base Rates...................................24
e. Late Collection Fee.........................................24
f. Gas Costs...................................................25
g. FPO and IPO Gas Pricing Options.............................25
3. Corporate Organization......................................26
4. Conclusion..................................................28
VII. ANALYSIS OF NEED and PUBLIC NECESSITY.....................28
A. Need........................................................29
B. Public Convenience and Necessity............................29
1. Current Authority in Unserved Areas.........................29

2. The Bath/Brunswick Coastal Area.............................30
a. Cost........................................................31
b. Failure to Serve............................................32
c. Commitment To Expand........................................33
d. Economies of Scale..........................................34
e. Timing......................................................34
f. Rate Comparisons............................................35
g. Bath/Brunswick Area Conclusion..............................35
3. The Bangor Area.............................................36
4. The Augusta, Bethel, Waterville,and Windham Areas...........37
C. Suspension of Service Territory Authority...................37
D. Reporting Requirement for All Authorized LDCs...............39
VIII. NECESSARY TERMS OF REVISED PROPOSAL......................39
XI. CONCLUSION.................................................40
Appendix A: Procedural History.................................41

Order - 4 - Docket No. 96-786

I. SUMMARY OF DECISION
     We grant Central Maine Power Company (CMP)1 unconditional authority to serve in the areas it has proposed in its Phase II filing, subject to the submission and approval of a revised proposal as outlined in this Order. In so doing, we endorse the Mid-Maine policy of allowing competition for customers among local distribution companies in Maine unless there is evidence of harm to the public interest.
II. PROCEDURAL HISTORY
     The Procedural History is contained in Appendix A to this Report.
III. INTRODUCTION: COMMISSION POLICY REGARDING THE
DEVELOPMENT OF GAS DISTRIBUTION SYSTEMS IN MAINE
A. Overview
     Over the last few years there have been dramatic changes in the prospects for increased availability of natural gas to the State of Maine. Whereas Maine has been at the end of the national natural gas transmission system with one established local distribution company (LDC), it now enjoys the prospect of two new international pipelines bringing new gas supplies through, and to, much of Maine s developed area. This has created a vibrant interest in the expansion of natural gas infrastructure and service in Maine, resulting in numerous applications for service authority for various regions of the state by would-be local distribution companies.
     Our task, starting with Mid-Maine Gas Utilities, Inc. s (MMGU s) application for preliminary service authority to serve in the Bangor area in 1996, has been to identify and establish the best public policy for allocating service authority consistent with our statutory obligations. See Mid-Maine Gas Utilities Inc., Request for Approval to Furnish Gas Service, Docket No. 96-465, (granting Mid Maine preliminary or conditional
(2104) approval to serve in the municipalities of Bangor, Brewer, Old Town, Orono, and Veazie)(Mid-Maine), Order (March 7, 1997). Our goals include encouraging and promoting the development of gas infrastructure and assisting in bringing an additional,

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1
CMP filed this application on behalf of its proposed joint venture with New York State Gas and Electric (NYSEG) to form a gas utility to provide service within Maine. In this report we will refer to the applicants as CMP Natural Gas (CMP NG), the proposed name for the joint venture.

Order - 5 - Docket No. 96-786

beneficial fuel source to the broadest array of customers that is economically supportable.
     In Mid-Maine, the Commission stated that it would consider granting multiple service authority applications in discrete areas of the State if all project proposals were sound. The expectation was that market forces would -- and could better -- determine which of the certificated entities would actually serve in a given area. Because of the strong market presence of oil and electricity as well-established fuel alternatives in Maine, natural gas is subject to substantial competitive price pressure from these alternatives.
     After much evidence and debate throughout this and similar proceedings (e.g., Bangor Gas Company L.L.C., Petition for Approval to Provide Gas Service in the Greater Bangor Area, Docket No. 97-795 Order (June 30, 1998) (Bangor Gas)), we continue to be persuaded that local natural gas distribution service is best selected for entry to an area by the market and societal forces that come into play in the organization and start-up of an LDC. While local distribution service has some of the hallmark characteristics of a natural monopoly -- for example, installation of natural gas infrastructure is capital intensive and one distribution system investment in an area is generally less costly than more than one -- we believe the potential benefits of competition outweigh the potential harms. The economic facts are that it may not be possible in many areas to obtain sufficient load, due to the typically low population density in Maine, to support two utilities and that the total cost of service will likely be higher where two utilities exist. We expect the competing utilities will take these factors into account, with the result that uneconomic duplication of infrastructure and detrimental "races to the trench" are not likely given the economic incentives of the entities.
     From this we conclude that, as a general matter, authorizing more than one LDC to serve an area will result in beneficial competition to obtain adequate customer load to build and serve an area in a manner that may very likely "grow the market" so that system expansion may ultimately be greater than it would be if only a single entity was authorized to serve. Nor do we expect that market inefficiencies, such as uneconomic duplication of facilities and lost economies of scale, will predominate or necessarily result in higher prices to end-users. We expect that the efficiencies and product diversification that are the hallmarks of competition will result in system expansion that is at least as socially beneficial as that which could be achieved by traditional means as a regulated monopoly service.

Order - 6 - Docket No. 96-786

     Moreover, we do not believe that, if customers are the selecting mechanism, benefits would accrue to only the largest customers to the detriment of smaller customers. Beneficial deals and discounts to large customers may make it more imperative for the entity to obtain additional small customers in order to increase throughput and achieve an adequate return on infrastructure development. Consequently, competition among providers could ultimately drive deeper discounts to all customers as well as deeper penetration levels within a given area.
     We do not expect a policy allowing competition among LDCs to unduly burden municipal officials. The evidence in this case suggests that entities will not seek to construct overlapping facilities, nor is it likely that they will begin construction without assuring that they have secured an adequate number of customers to recover their costs. Utilities may also be able to negotiate mutually beneficial arrangements of joint use of facilities like that accomplished by Maritimes & Northeast Pipeline and Portland Natural Gas Transmission Service (PNGTS). See Portland Natural Gas Transmission System and Maritimes & Northeast Pipeline, L.L.C., FERC Docket No. CP97-238-000 (Joint Facilities).
     Should problems arise, we urge municipal officials to bring the matter directly to us for resolution. However, we will expect parties to bring only evidence of an actual problems, not simply concerns that a problem may arise in the future.
     Consequently, we conclude that economic efficiencies and the public interest in safe and adequate service and facilities and orderly infrastructure development will be amply served by allowing multiple gas utilities to compete to serve an area. The policy explored in Mid-Maine has inspired lively competition for service authority franchises before this regulatory agency, demonstrating significant value in opening the door to competition for this service. The policy has encouraged aggressive and innovative proposals for development of service to previously unserved areas. We see no benefit in cutting off competition at this point and foreclosing further benefits that it may provide.
     We do not preclude the possibility of limiting the number of authorized distribution utilities to serve within a given municipality if the evidence demonstrates that multiple utilities are not in the public interest. It is possible that there may be circumstances where a shared service territory would not be beneficial. However, we find no evidence before us at this time to support not allowing two local distribution gas

Order - 7 - Docket No. 96-786

utilities to actively compete to provide service to these
unserved municipalities.
     With this policy framework in mind, we will consider
the issues raised in this proceeding.
IV. STANDARD OF REVIEW
A. Statutory Framework
     Title 35-A Section 2104 requires every gas utility to
obtain commission approval before furnishing service in or to any municipality even if no other gas utility is furnishing or is authorized to furnish gas service therein.
     Section 2102(1) requires a public utility to obtain the approval of the Commission before it may furnish service in or to any municipality in or to which another public utility is furnishing or is authorized to furnish service...
     Section 2105(1) further states:
     .... no approval required by 2102, 2103, or
     2104 and no license, permit or franchise may
     be granted to any person to operate, manage
     or control a public utility named in section
     2101 in a municipality where there is in
     operation in a public utility engaged in
     similar service or authorized to provide
     similar service, until the commission has
     made a declaration, after public hearing of
     all parties interested, that public
     convenience and necessity require a 2nd
     public utility.
(emphasis added.)
     Both sections 2104 and 2105 require us to determine, as
a public interest matter, that the proposed service will be provided in a safe and adequate manner at rates that are just and reasonable. See Mid-Maine at 6.
     At least one utility is already authorized to serve in
all areas of the state.2 Thus, we will examine the evidence
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2
Northern s statewide service authority derives from Northern Utilities, Inc., Re: Petition for consent to furnish natural gas service in and to any city or town in the State of Maine, U. #2782 (June 27, 1969). Bangor Gas, the other entity that currently has unconditional service authority in Maine (for five municipalities in the Bangor area), obtained authority in Bangor Gas Company, L.L.C., Petition for Approval to Provide Gas Service in the Greater Bangor Area, Docket No. 97-795, Order (June 30,
1998). Mid Maine Gas Utilities, Inc. also has conditional service authority in these five Bangor area municipalities in Docket No. 96-465.

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presented in this proceeding to determine whether, in our judgment, the public convenience and necessity require the authorization of a second utility to serve the areas in question. This determination may turn on issues of fact and policy as we consider each area.3 An applicant generally has the burden of proof to show that there is a need for service in areas in which it proposes to serve and that it is able to, in a timely manner, provide safe and adequate service at just and reasonable rates. See 35-A M.R.S.A. sect. 1314. However, a previously authorized utility contesting an application can present evidence to the contrary. See 35-A M.R.S.A. sect. 2105(2).
     These standards guide our review of applications
submitted pursuant to 35-A M.R.S.A. sect. 2105.
B. Mid-Maine
1. Service Authority Tests
     Under the standards set out in Mid-Maine for
grants of service authority, applicants must show that 1) a need for the proposed service exists, 2) the applicant has the technical ability to provide service, 3) the applicant has adequate financial resources to complete the project, and 4) the applicant s proposal will provide safe and reliable service at just and reasonable rates.
     Need exists if the service is not being provided.
See Mid-Maine at 10. This applies to municipalities which a utility is authorized to serve but where it is not currently serving customers.
     The standard enunciated in Mid-Maine for review of
the merits of an applicant s proposal is that
     the Commission must determine that the grant
     of authority will promote safe, reasonable,
     and adequate services at rates which are just
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3
See Order Granting Northern s Motion for Reconsideration, May
14, 1998 at 5.
Order - 9 - Docket No. 96-786

     and reasonable to customers and public
     utilities.

Mid-Maine at 6.
     Finally, the grant of service authority to a second utility pursuant to 35-A M.R.S.A. sect. 2105 must serve the public convenience and necessity. Mid-Maine refers to the importance of ultimately considering public interest issues when making findings in support of a certificate of authority:
     A finding of need is not conclusive on the issue of whether or not an applicant should be granted authority to provide service. The
     Commission must also assess the technical and financial capability of the applicant and address issues such as uneconomic duplication of facilities, fairness to existing investors, and any other factor implicated by the Commission s broad public policy standard.
Mid-Maine at 10.
     In Mid-Maine we concluded that the evidence before us supported a grant of conditional (2104) authority to Mid Maine because: 1) the applicant had presented an identified project based on generally reasonable assumptions, 2) the applicant had conducted a reasonable preliminary analysis, 3) the risks of project cost and marketability would largely be borne by the applicant s (Mid Maine s) investors, not ratepayers, and 4) alternate fuels would limit Mid Maine s ability to recover uneconomic costs from future ratepayers. Lastly, Mid Maine was required to file and receive approval of more detailed plans for construction, engineering, and financing before it would be fully authorized to serve.
     As in Mid-Maine and Bangor Gas, our review of CMP
NG s application depends on evidentiary findings as to 1) whether granting the proposal will promote the provision of safe and adequate service at rates which are just and reasonable to customers and public utilities, and 2) whether the public convenience and necessity require a second utility in any of the areas in which CMP NG proposes to serve. If CMP NG s proposal is found to meet the statutory test articulated in 1) above, then the determination becomes an area-specific determination of public convenience and necessity based on policy and evidence.

Order - 10 - Docket No. 96-786

2. Public Convenience and Necessity
     In Mid-Maine we stated:
Likewise, under sect. 2015, in determining what
showing an applicant must make to demonstrate
that the public convenience and necessity
would be served by the grant of a second
utility certificate, the Commission must
interpret that statute to consider the
overall statutory scheme..... Thus:
     ...The  public interest  is shown by
     Title 35 to encompass those facets of
     the Commission s regulatory functions
     that are directed to ensuring that
     the public receives adequate service,
     delivered in a safe and reliable
     manner, at a charge just and
     reasonable in relation to the public
     utility s costs of providing service.
     (citations omitted)
Mid-Maine at 7 (emphasis added). Regarding this public interest requirement, the order further states:
     The public interest requires careful
     consideration of a spectrum of issues. In ruling on such petitions, this Commission will look to further the public policy objectives embodied in statute. Will granting a certificate promote the orderly and efficient development of infrastructure?
     Will the grant of a certificate adversely or beneficially affect economic development in other sectors of the economy? Other areas of the Commission mandate may be implicated as well, including oversight of affiliate transactions or general supervisory authority under sect. 1302 and sect.1303.
Mid-Maine at 8.
3. Regulatory vs. Market Role
     In Mid-Maine, we articulated our view of the active role that markets would play in the provision of LDC service as follows:

Order - 11 - Docket No. 96-786

     Moreover, given the inter-fuel competition for the end uses Mid Maine seeks to serve, we believe it is reasonable to assume that there is and will be a market-imposed limit on Mid
     Maine s ability to recover uneconomic costs from future ratepayers That limit will be the comparative costs of current or potential alternatives.
Still, we acknowledged a continued role for Commission oversight.
     There is a risk that some customers could make poorly informed choices or that marketers could misrepresent the value of reliability of their product to induce load.
     These concerns justify careful Commission or other oversight of utility customer relations and trade practices. There is currently an active market for the end uses Mid Maine seeks to provide. We believe that the market, in conjunction with continued oversight of utility practices under 35-A, protects consumers adequately.
Mid-Maine at 14.
     Finally, the Mid-Maine order addressed parties concerns regarding the orderly development of infrastructure and the risk of duplication of facilities. Some parties argued that the Commission should not authorize two utilities to serve the same service area due to the possibility of uneconomic development or delay in infrastructure development created by a situation in which neither utility could secure enough load to warrant expansion. The Order found that the risk of two mains being constructed on the same street was slight, based on testimony in that proceeding.
     Further, we stated our view that it is markets, not the Commission, that should make the ultimate determinations of service area for LDCs.
     It follows that a Commission attempt to
     dictate a priori spheres of development would be economically misguided and largely arbitrary.
Mid-Maine at 17.
     Based upon this evidence we believe that there is little risk of large-scale

Order - 12 - Docket No. 96-786

     duplication of facilities. We believe
     knowledgeable investors will act rationally in determining which projects to pursue and that, absent specific evidence of uneconomic duplication, the economies of scale inherent in the industry can be relied upon to make themselves felt without extensive Commission oversight.

     There is a potential risk that permitting two or more utilities to compete for load in the same area may delay the development of infrastructure by making it more difficult to recruit the critical mass of load. However, this risk must be balanced against the potential benefits to consumers of having two or more entrepreneurs competing on the basis of price and service quality to serve their needs. Moreover, it is possible that the threat of competition may accelerate the development of gas infrastructure as each party strives to foreclose others by being the first to provide service in a given area.
     We do not believe it is merely fortuitous that Mid Maine s petition should have triggered requests by others, notably CMP, for similar authority, and prompted less formal expressions of interest by NU in not being foreclosed from petitioning the
     Commission to serve these areas in the
     future. Weighing these factors, we conclude that the public interest would best be served by encouraging competition in the provision of this service and intervening in the operations of the market only where there is evidence, rather than speculation, that consumers and investors would benefit from such action. We do not at this time foreclose the possibility that the public interest may demand such intervention in the future. Nothing in this record, however, persuades us that it would be beneficial at this time.
Mid-Maine at 19.
     Thus, while the decision in Mid Maine relies on specific evidence and frequent references are made to basing service authority awards on public interest determinations and case-specific evidentiary reviews, the overarching theme

Order - 13 - Docket No. 96-786

throughout the Mid-Maine order indicates a new policy direction based on the balance between regulatory oversight and market forces. In essence, our Order established a presumption that, due to market forces, Commission involvement in local distribution company entry into unserved markets would not be required or exercised, absent evidence to the contrary.

4. Policy Confirmation

     The July 13th Examiner s Report (ER or Report) in this docket suggested a policy that would modify the Mid-Maine regulatory hands off/market forces determinative approach by finding that LDC service is a natural monopoly -- capital intensive, displaying clear economies of scale, such that more than one such investment in an area can generally not be economically supported. The ER concluded that the public interest warrants orderly and efficient development of service and facilities, that competition between multiple LDCs would foster an undesirable race to the trench and waste of resources, and, consequently, that entry by a utility into a service area should be supervised by this Commission. However, as in Mid-Maine, the articulated policy presumption does not preclude a finding that more than one utility might be authorized to serve within a given municipality if supported by evidence.
     The policies set out in Mid-Maine and in the ER do not modify the fundamental standards for awarding service authority: specific evidentiary findings must be made to certify the applicant and its proposal and public interest or policy issues must also be considered. However, the Report s policy statements would have shifted the presumption as to whether the Commission is likely to certify multiple LDCs in a given area. Mid-Maine states that the Commission presumes that market forces will adequately resolve service area issues so that, absent evidence to the contrary, multiple applications may be approved and allowed to compete in the local area. In contrast, the Report concluded that it generally will not be economic for more than one entity to serve in an area, that higher costs and lower service levels will exist if competition is allowed at the local level, and, accordingly that it is in the public interest for the Commission to control entry to a service area based on evidence that it will enhance, not deplete, service offerings. Either policy allows for the presumption to be disproved with specific evidence.
     We decline to adopt the policy framework and policy findings set out in the Examiner s Report. Rather, we remain convinced that the policy established in Mid-Maine is still valid and confirm it by our decision here. Specifically,

Order - 14 - Docket No. 96-786

we do not believe that it would necessarily be the case that, in a one-utility scenario, service will be provided to a larger area because of lower total system costs. Under a competitive model, utilities will strive to obtain greater load to reduce their unit costs and boost profits at the margins. Two entities making such an effort may actually grow the market. Next, it is not a certainty that higher system costs will translate into higher prices to end users. Insofar as it is in the utility s interest to maximize load on its system, utilities may provide services at lower margins in order to obtain more customers and reach an acceptable overall earnings level. We believe that there is ample evidence in this proceeding to confirm that the policy stated in Mid-Maine serves the public interest with regard to LDC development. Most notably, this evidence includes: Northern s apparent response to competitive pressures presented by CMP NG, the Town s support for CMP NG, and the Town s appeal to us to keep competitive pressure alive to spur greater growth and earlier service to their areas.
     Finally, as we make clear below, the risks associated with a distribution company s startup and uneconomic expansion in this competitive circumstance must fall on a utility s shareholders, not ratepayers. Setting this as a ground rule for all Maine gas utilities for future system expansion to unserved areas places all LDCs on equal footing.

V. OVERVIEW OF CMP/NYSEG S PROPOSAL

     On February 23, 1998, CMP and NYSEG filed a request for unconditional authorization to furnish gas service to Bethel, the Windham area, the greater Augusta area, the greater Bangor area, and the Brunswick, Bath, and southern coastal area. The filing reveals an ambitious plan to bring natural gas service to these areas by 1999. Included in the filing was the testimony of 12
CMP and NYSEG witnesses dealing with a variety of technical topics. Much of the information contained in the filing has been designated as confidential and only the Office of Public Advocate
(OPA) and Commission Advisory Staff have had access to all the data.
     CMP NG proposed to undertake the construction activities necessary to serve customers in Bethel, the Windham/Standish and Bath/Brunswick areas beginning November 1, 1998, contingent on Commission approval in May of 1998. In an attempt to hold its construction costs down, CMP NG has entered into alliance contracts with contractors in which the CMP NG and its contractors work as a team towards a common objective of overall project success. CMP NG has attempted to use locally-based contractors to the maximum extent possible.

Order - 15 - Docket No. 96-786

     The CMP NG s proposed rates have been designed to compete with the price of No. 2 and (where appropriate) No. 6 fuel oil. CMP NG would provide both bundled and unbundled (transportation) services for its customers. Unbundled service would initially be provided only to customers with daily metering capability, i.e. generally large commercial and industrial customers. CMP NG states that, if authorized to serve in Maine, it intends to propose a small customer transportation program at some time in the future. In addition, CMP NG has furnished a set of tariffs for the services it intends to offer.
     CMP NG would offer bundled sales service customers two options, the Indexed Price Option (IPO) and the Fixed Price Option (FPO), for their purchase of gas commodity. Both the IPO and FPO represent a means of adjusting gas prices to reflect New York Mercantile Exchange (NYMEX) oil and gas market conditions. Under the IPO, a base cost of gas is adjusted monthly to reflect changes in the oil and gas commodity markets. Each month, the spot month closing settlement price of gas traded at the Henry Hub is averaged with a No. 2 heating oil spot month closing settlement price.4 The resulting price is called the Total Settlement, and the IPO Adjustment is the adjustment necessary (positive or negative) to raise or lower the base price to the settlement price.
     The FPO adjustment is a longer term adjustment which works in a manner similar to the IPO, but uses NYMEX futures contracts rather than monthly closing spot prices in order to lock in prices for longer periods of time. Customers choosing the FPO would be able to select gas price contracts ranging in duration from three months up to two years. The purpose of including oil prices in with gas prices is ostensibly to assure customers their gas prices are competitive. CMP NG s plan obviates the need for seasonal cost of gas adjustment proceedings because gas prices are either adjusted monthly, or are locked in by the futures market.
     CMP NG s non-gas distribution service prices 5 were multiplied by the forecast gas throughput to develop forecast revenues. The revenue forecast was then used along with a cost of service study to forecast earnings over a 6-year period.


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4
After the $/gallon units have been converted to $/therm in order to make the units equivalent.
5
CMP NG s Exhibits hold prices constant for the study period.

Order - 16 - Docket No. 96-786

VI. ANALYSIS OF PROPOSAL
A. Engineering Plans and Safety
     CMP NG possessed an adequate degree of technical ability to support a grant of conditional service authority. See Order (March 11, 1998) at 9.
     In Phase II, CMP NG presented diagrams indicating the location of its distribution mains in all project areas.
     1. Design and Construction Expertise
     CMP NG s engineering witnesses generally provided credible evidence of sound planning practices, an adequate degree of technical expertise, and expressed a clear intention to abide by federally required safety standards. CMP NG plans on constructing its system in accordance with Title 49 of the Code of Federal Regulations (CFR), Parts 191 and 192. In addition,
CMP NG intends to exceed those requirements by installing gas flow limiters on all residential services and by exceeding the prescribed odorization requirements.
     One point of exception to CMP NG s otherwise sufficient expertise and planning was its lack of awareness that winter construction moratoria may exist in most, if not all, Maine communities in which CMP NG proposes to construct its system in time to provide service in 1998. 6 This fact means that the timing for its proposed plans to serve in 1998, if construction during the winter months is required, would likely not be feasible. However, this oversight by itself does not cause us to lack confidence in the overall capability and expertise of the CMP NG engineering and construction team.
     The CMP NG plans generally exhibit a level of engineering and construction competence similar to that demonstrated by Bangor Gas. The engineering and construction proposal overall appears reasonable in terms of safety and expertise.
     2. Construction Schedule
     CMP NG s initial construction schedule indicated that the Bath/Brunswick area steel mains to anchor customers would be installed in time to provide gas service in 1998. In

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6
We find this omission puzzling given that we also heard testimony from the Towns praising CMP NG for its active involvement with the municipalities regarding its proposal.

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addition, portions of the Bethel and Windham stations were also expected to be in service for the 1998-1999 heating season. This original schedule is not feasible at this time. It will take approximately five months, once it receives all necessary approvals, for CMP NG to have an operable take station on the gas transmission facilities. This facility is necessary to provide the gas supply for service to the Bath/Brunswick area.
     In addition, many of the towns under consideration prohibit public street openings after the hot asphalt plants close in early winter, making late-season construction less likely. Based on the record, we find it is unlikely that CMP NG will be able to deliver gas to the communities in 1998 as initially proposed. CMP NG should provide a revised construction schedule with any modified proposal filed for review.
     B. Resource Plan
     While we rely primarily on competition from other fuels to ensure that prices paid by customers for gas service remain just and reasonable, we are nevertheless concerned that, in its filing, CMP s gas supply cost estimates may be unrealistic. See Section VI.D.2.f. below. Where ratepayers may be at risk for gas costs, we require a more complete demonstration of the basis for gas cost projections than has been provided by CMP NG here, including information on how it would obtain supplemental supplies and how this would affect overall gas costs.
     Because, as indicated below, we will require that CMP NG s investors bear the risks of project failure, we are less concerned than we would be in a more conventional regulated monopoly setting about the accuracy of CMP NG s projected gas costs. Instead, we will focus on whether CMP NG s proposed resource plan is realistic and that it will have gas supplies adequate to provide the services that it proposes. See Bangor Gas, Order Granting Unconditional Authority Service at 12-14.
     CMP NG has demonstrated that it has begun discussions with the gas marketing community. In addition, it has discussed with

                               At the May technical conference,
CMP NG had not determined the cost or confirmed the viability of this resource supply arrangement. We require CMP NG to file further evidence of its available supplies for its winter heating loads so we can be assured that it will have adequate and reliable gas supplies for the service it plans to provide.

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     C. Financing Plan
     In our March 11, 1998 Order in this docket (Phase I), we granted CMP NG conditional authority to serve as a public gas utility in 66 municipalities in Maine. The grant of authority was based on a finding that the joint venture between CMP, Maine s largest electric utility serving more than 521,000 customers in an 11,000-square-mile area, and NYSEG, New York State s third largest investor-owned utility, had adequate financial capability to develop a natural gas utility. In 1997, NYSEG served 241,000 gas customers and 811,000 electric customers and had operating revenues exceeding $2 billion and total capitalization of $3.2 billion. Both entities have had ample experience operating as public utilities in their respective jurisdictions.
     CMP and NYSEG plan to initially capitalize this joint venture with $20 million equity contributions ($10 million each). The proposed capital structure will be 50% equity and 50% debt. We have already approved the CMP portion of this investment.7 See Central Maine Power Company, Application for Approval of Reorganizations, of Transactions with Affiliated Interests, and Transfer of Assets, Docket No. 97-930, (June 30, 1998) and Central Maine Power Company, Application for Approval of Reorganizations, Affiliated Interest Transactions and Sale of Assets in Connection with Gas Ventures, Docket No. 98-077 (May 1,
1998).
     No specific financing information has yet been filed by CMP NG. As in Bangor Gas, it is not necessary for applicants to show that they have already obtained financing and investment for a specific project to be granted full authority to serve. However, as a public utility, prior to obtaining financing, CMP NG must receive Commission approval under 35-A M.R.S.A. sect. 902.
     D. Ability to Provide Service at Just and Reasonable Rates
     1. Cost of Service and Rate of Return Studies
     As discussed above, before awarding unconditional authority to serve as a public utility, we must determine whether CMP NG s project proposal merits approval on its own terms -- i.e. whether it serves the public interest by providing service that is safe and adequate at reasonable rates.


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7
We approved a comprehensive reorganization of CMP s corporate family into a holding company structure under which CMP (the electric utility) and CMP NG would be separate subsidiaries. The approved investment flows from the holding company parent, not CMP (the electric utility).

Order - 19 - Docket No. 96-786

     CMP NG witnesses described the total project and area-specific rate of return, revenue projections, and cost of service estimates. CMP NG estimates its cost of service by combining the area-specific construction cost estimates with estimates of gas operation and maintenance expense. In addition, depreciation, interest, and Federal and State Income tax expenses for each area are included in the cost of service calculation.
     a. Economies of Scale
     CMP NG witnesses state that their project
gains important economies of scale from inclusion of the entire area CMP NG proposes to serve. To preserve these economies, they urge approval of the entire proposed service territory. We do not find that this argument adds much weight to CMP NG s request.
     First, the particular economies of scale are
not clear from the record. The only apparent project aspect contributing to economies of scale is gas O&M. Gas O&M expenses
represent about    of the proposed gas utility s annual expenses.
Where possible, gas O&M expenses have been broken down into direct costs by specific project areas. Certain gas O&M costs however, are assigned to each area based on the area s share of projected net revenues, year-end plant in service, and directly assigned expenses.
               Allocated costs represent approximately
of the total gas O&M costs. It may be inferred, therefore, that any economies of scale must derive from this portion of total costs because they are costs which cannot be directly assigned. This being so, the economies of scale must be relatively small 8 since they are based on savings from a relatively small piece of the annual expense pie. It is even less clear whether, if CMP NG does not receive approval to serve in areas that appear to promise smaller than average returns, the balance will be significantly different.
     We find similarly unconvincing is CMP NG s assertion that it may not be able to serve smaller load areas if it does not succeed in also serving the largest load areas of the state -- notably the Bangor and Bath/Brunswick coastal areas. According to the evidence in this proceeding, NYSEG (comprising one half of the joint venture s expertise base), has been particularly successful in developing small customer load areas in upstate New York. We expect the same possibility exists for development of small load areas in Maine and, given NYSEG s experience, we would be disappointed if CMP NG did not pursue all areas of the state that are feasible for development.

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8

Order - 20 - Docket No. 96-786

     However, in light of our decision herein to open all of the proposed areas to competition among LDC s, it is not necessary for us to find that such economies exist. Rather, CMP NG will make its own determination as to which areas it is economically able to serve at risk of by-passing an area which will therefore receive service from another entity. Finally, a policy in which investors bear the risk of project development, whatever its scope, insulates ratepayers.
     b. Marketing Assessment
     The Towns and OPA have argued that CMP NG alone should receive an unconditional certificate to serve the Bath/Brunswick areas, in part based on the belief that CMP NG will have a higher market penetration or serve a higher percentage of potential customers than Northern would achieve. The somewhat confused record on this issue does not provide convincing support for this conclusion.
     CMP NG used historical penetration rates based on NYSEG s experience in upstate New York. Similarly, Northern used historical penetration rates based on its experience when it expanded service under normal marketing circumstances in its current service territory.
     There are some differences over the
definition of penetration rate. Is it: 1) the percentage of all businesses and households in a municipality, 2) the percentage of potential customers in the portion of a municipality where service infrastructure is available, or 3) the percentage of potential customers along installed mains? All of these uses can be found in the record, often without distinction. Because in many municipalities in both NU s and NYSEG s service territories only a portion of a municipality is served, it is clear that the first definition will often not be a useful measure for current purposes.
     If we assume that the installation of mains is based on a prior economic assessment, the third definition is probably the best measure of the LDC s marketing success. Two similar utilities should arrive at roughly the same economic assessments. It would seem that the second definition will reflect differences in the spatial distribution of load, more than marketing success or the economics of main location, which seems to be the more important issue in estimating market potential or assessing marketing success. We make no attempt to sort out the record here but request that all parties be clear and explicit in any future presentations of penetration analyses.

Order - 21 - Docket No. 96-786

     In any event, what ultimately will drive the expansion of gas infrastructure in Maine is the economics of providing gas service. In fact, both CMP/NYSEG, and Northern testified that they would decide which loads to serve based on economic analyses.
     c. Revenue Projections
     CMP NG s projected revenues are based on the customer penetrations, load usage, and expected margins of each customer class. Specifically, the revenues are a direct function of the rates charged and volumes transported. While we are not fully persuaded that CMP NG s estimates here will be achieved (for example, CMP NG witnesses have offered contradictory testimony on whether penetration assumptions, and therefore revenues, include the loss of customers to competing LDCs such as Northern and Bangor Gas),9 we do not view our concerns as bearing on whether CMP NG should be permitted to try to achieve its revenue objectives. Once again, the risk of failure is borne by shareholders, not ratepayers.
     d. Rate of Return and Financial Viability
     CMP NG has projected area-specific rate of return calculations for all municipalities included in CMP NG s Phase II certificate request. Aside from CMP NG, only the Commission Advisory Staff and the OPA had access to this material.
     While we might differ with the calculations of returns and whether those returns are adequate, we choose not to second-guess entrepreneurial investment decisions where investors, rather than ratepayers, are subject to the risk of project failure or uneconomic expansion. Consequently, we will not reject CMP NG s proposal on this basis if the Company submits a revised proposal shifting risk as we describe below.

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9
CMP NG states that it did not expect to be awarded an exclusive franchise to serve in its proposed areas yet all of its project calculations are based on total potential customers in each area. CMP witness Kelley also stated that they would not expect that it would be economically viable for CMP NG to serve only part of an area, such as Bath/Brunswick, sharing the area with another gas utility.

Order - 22 - Docket No. 96-786

     2. Rate Plan
     In this section we will examine some features of CMP NG s rate proposals in order to assist CMP NG in preparing a revised proposal that addresses our concerns.
     a. Terms and Conditions of Service
     We have not conducted an in-depth review of all of CMP NG s proposed terms and conditions of service.
Besides the features discussed here, the details of proposed Terms and Conditions for CMP NG would require further review, either in a compliance or further proceeding for review of a revised proposal.10
     b. Confidential Treatment of CMP NG s Rate Proposal
     The Towns complain in their Brief that they have been precluded from a meaningful review of much of the important information regarding CMP NG s proposal because of the confidentiality restrictions. In particular, the Towns note they have had a very limited opportunity to review the applicant s proposed rates, as specific rates were subject to a protective order. As
     CMP/NYSEG s rates will presumably soon become publicly filed tariffs, keeping this information from public access during this proceeding makes little sense.
We agree. However, it is not obvious that the Towns would have been precluded from access to this information if they had requested a modification of the protective order.11 We note that the Towns intervened very late in this case, approximately one week prior to the hearings. As a result, perhaps all involved simply overlooked the fact that the Towns did not have access to this information.12

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10
MODA s issue regarding the  Service Contract  section of CMP
NG s Terms and Conditions could be considered in that review.
11
Under the terms of our standard protective orders, any party may seek to have information removed from the protective terms where warranted. The Examiner received no requests from the Towns.
12
Or there may have been other reasons that the applicants wished to keep the information proprietary from the Towns that have not yet been articulated to the Bench.

Order - 23 - Docket No. 96-786

     As a general rule, we agree that proposed rate information should not be proprietary and withheld from parties such as the Towns if it will be the basis for approved rates. In this case, CMP NG sought protection, initially, of rate information and other details of its marketing and business plan, in order to keep competitors from gaining an undue competitive advantage. Later, all parties except the Maine Oil Dealers Association (MODA) (and the late-intervening Towns) were allowed access to this information.
     Our regulatory policy is to keep the minimum necessary information confidential because of the obvious public interest in the issues that come before us. CMP NG is now on notice that, should it submit a revised rate plan, it is unlikely that its details will be protected from parties with a legitimate (i.e. not competitive) interest in the gas utility s rates.
     c. Customer Charges
     OPA and BGC have objected to CMP NG s
comparatively high customer charges. We have generally allowed customer charges or minimum bills that collect all legitimate fixed customer costs. Moreover, where the utility is essentially one of several competitors in a robust market, we are inclined to grant significant flexibility in rate design. Nevertheless, we remain concerned that rate design bear at least some relationship to cost structure.
     The record on customer charges in this
proceeding is insufficient to reach a decision on whether the proposed charge is close enough to costs. We will delegate the review of this charge to the Director of Technical Analysis, requiring that the Director find only that the charge bears a reasonable relationship to cost. We will require CMP NG to make the level of its charges and rates known to potential customers. As long as customers are aware of the utility s proposed monthly charge, they will possess sufficient knowledge to decide for themselves whether they wish to accept service from CMP NG or to select another fuel alternative. Given our stipulation that investors will bear the risk of CMP NG s project development in a competitive market, the matter of rates and charges is more a marketing issue for CMP NG, than a rate matter requiring exhaustive regulatory review.

Order - 24 - Docket No. 96-786

     d. Composition of Base Rates
     Various objections have been made to CMP NG s base rates including gas costs. We have allowed the inclusion of gas costs in base rates, provided the utility discloses to customers 13 what costs are for gas and what costs are for local distribution.14 Similarly, we do not object in principle to including legitimate upstream transportation and storage costs in gas costs, again provided that the utility disclosures make these cost distinctions intelligible to customers, especially to allow them to assess their options under gas-on-gas competition and unbundled services. However, given the current movement toward unbundled services and rates designed to foster gas commodity competition, we may in the future require CMP NG to more clearly present gas costs and rate information, thus to facilitate customers understanding and ability to participate effectively in competitive, unbundled gas commodity markets.
     e. Late Collection Fee
     CMP NG s proposed late collection fee of $98 far exceeds existing utility late collection costs in Maine and nationally.
     Because we are opening service areas to
competition between gas utilities and because gas utilities will be subject to competition from fuel alternatives, the necessity for strict regulation of rates and charges or a requirement that such charges be strictly cost-based is diminished. As with the customer charge noted above, if a plausible case can be made to support a finding by the Director of Technical Analysis that the charge is reasonably related to cost, we will allow it on condition that CMP NG disclose to every customer potentially subject to it what the charge is and when it will be applied. With CMP NG s investors absorbing development risk, this charge becomes primarily a marketing issue for CMP NG, placing it at risk that potential customers will not find significantly higher-than-historic late collection charges an acceptable term of service and decline to take the service offered by CMP NG.

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13
CMP NG should provide all information in which it makes this disclosure to customers for our review. We expect that this would include terms and conditions, marketing or advertising information and possibly contracts.
14
Northern s current, but not its proposed, base rates are designed in this manner.

Order - 25 - Docket No. 96-786

     f. Gas Costs
     The Examiner s Report concluded that CMP NG s gas cost projections are understated because it has not factored in necessary supply costs in developing its projections and gas price indices. This may account for some the instances where CMP bills are lower.
     As in Bangor Gas, the condition that
investors will bear the risks of project failure eliminates the need for us to ensure that CMP NG s projected gas costs are accurate because ratepayers will not be subject to the risk that rates will be higher than currently projected. If ratepayers were at risk for CMP NG s gas costs, we would require a more complete demonstration of the basis for CMP NG s gas cost projections, including detail on how it would obtain supplemental supplies and what effects this would have on overall gas costs. With the condition of investor risk, however, we need only review CMP NG s proposed resource plan to determine that it is realistic and that it will have adequate gas supplies to provide the services that it proposes.
     g. FPO and IPO Gas Pricing Options
     Parties and Advisory Staff expressed a number of concerns regarding CMP NG s FPO and IPO gas pricing options. In particular, Staff questioned whether Henry Hub futures or spot prices can be relied on to predict CMP NG s gas costs, which will be incurred (at least in part) in different supply regions, especially Sable Island and western Canada, under competitive conditions that are yet to be observed. Similarly, Staff doubts that NYMEX oil futures or spot prices will be good predictors of CMP NG gas costs. Finally, certain parties assert that unbundling and gas-on-gas competition will be distorted if CMP NG gas prices do not reflect its market gas costs and it is also possible that differences between actual gas costs and gas revenues derived from an oil/gas average price could cause CMP NG to prefer sales over transportation service. On the other hand, CMP NG presented plausible evidence that the indices it chose do bear some relationship to changes in gas costs (however measured) over time.
     We find CMP NG s proposed rate offerings acceptable and do not believe that a different treatment of gas costs (such as a traditional cost of gas adjustment (CGA)) is necessary. Competition, coupled with the placing of project failure risk squarely on shareholders, substantially reduces our concern over how rates are developed. Customers may decide for themselves whether or not they find the price structure offered by CMP NG attractive before committing to it. We decline here

Order - 26 - Docket No. 96-786

second guess the entrepreneurial instincts of business developers where the risks of failure to achieve market acceptance do not fall on ratepayers.
     Moreover, if necessary in the future, we may require CMP NG to inform its customers about gas costs so that they will be better able to participate in the competitive market for gas supply once it develops.
     3. Corporate Organization
     Bangor Gas argued that we cannot grant CMP NG any authority beyond conditional authority because the entity purporting to provide gas service (CMP NG) has not been created and CMP s proposed corporate reorganization into a holding company structure had not been approved by the Securities and Exchange Commission (SEC).15
     CMP responded in brief that the matter of its formal corporate organization could be easily resolved simply by having the Commission modify here its order in Docket No. 98-077 to permit CMP to create and own a gas company subsidiary on a temporary basis until the final approval of the SEC for the holding company reorganization is obtained.
     We have considered and approved CMP s proposed reorganization, the formation of and investment in subsidiaries under a holding company structure for the purpose of becoming a gas utility in Maine.16 See Central Maine Power Company, Application for Approval of Reorganizations, Affiliated Interest Transactions and Sale in Connection with Gas Ventures, Docket No. 98-077 Orders dated May 1, 1998 and June 10, 1998 (approved formation of subsidiaries of holding company and permissible investment limitations). See also Central Maine Power Company, Request for Approval of Affiliated Interest Transaction and Reorganization and Transfer of Assets, Docket No. 97-930, Orders dated May 1, 1998 and June 30, 1998 (approving holding company reorganization).
     We have not considered or approved (because CMP did not request that we do so) whether CMP could, in the interim,

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15
CMP reported at the end of hearings that it did not know when an SEC ruling will be issued.
16
The approved gas-related subsidiaries of the holding company are Gasco and Maine Natural Gas Limited Liability Company, now renamed CMP Natural Gas. The investment is approved from the holding company, not from CMP.

Order - 27 - Docket No. 96-786

form and invest in a subsidiary to operate as a gas utility. In our Order in Docket No. 98-077 at p. 9, we explicitly stated:
     For purposes of this order, we approve the transactions and arrangements contained in the Joint Venture Agreement subject to the condition that the Agreement be transferred to Gasco. We do not here approve CMP s entering into the joint venture agreement.
     If CMP itself wants to pursue this venture, it must seek separate approval of the Commission.
Therefore, we do not now know whether we would allow CMP to create and invest in a gas subsidiary.
     While we applaud CMP NG s aggressively pursuing competitive opportunities for natural gas distribution company development in Maine, there are necessary preconditions that it must meet before it can proceed as a public utility.17 Until the SEC approves the proposed holding company structure or until CMP obtains additional reorganization approval from this Commission, formation of or investment in 18 the gas entity is not permitted.19

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17
CMP mischaracterized the ER on this point as presenting a
reason for denying its current project application. See Adelburg (oral exceptions) at Tr. I-16-17. See also CMP s July 20, 1998 Motion for Reconsideration of our Order Granting Certificate to Bangor Gas Company in Docket No. 97-795 at 2. This point was made simply to confirm that additional time would be required for CMP NG to resolve these matters, delaying its in-service timing goal, and to make clear what steps were necessary in the event CMP wished to proceed pursuant to another form of organization. 18
35-A M.R.S.A. Section 708(2) states:  Unless exempted by rule or order of the commission, no reorganization may take place without the approval of the commission. Section 708(1)(A)
defines reorganization, in part, as:  any creation....of an
affiliated interest as defined in section 707...
19
On August 12, 1998, CMP filed a letter reporting that it had received SEC approval and provided a copy of the SEC s order dated August 7, 1998. CMP states that it is working toward a September 1, 1998 effective date for the organization of CMP Natural Gas and the implementation of the holding company structure. Thus, these organizational issues are largely moot.

Order - 28 - Docket No. 96-786

     4. Conclusion
     Our assessment of CMP NG s proposal reveals that its estimates of gas costs and time required for system construction may be understated; its penetration and revenue levels may be overstated. And, even using CMP NG s own assumptions and estimates, CMP NG has not shown that

     Under traditional regulatory treatment,

                              , are realistic possibilities.20
     Consequently, we will only fully authorize CMP NG to serve the proposed municipalities if it puts forth a rate freeze or cap proposal that clearly protects ratepayers from the risk of marketing and pricing error and of uneconomic development. In this way, consumers will be protected from potentially adverse impacts of entrepreneurs decision during project development even beyond the protection they will have from the existence of competitive alternatives.
     Much of CMP NG s proposal and activities to date
-- such as its engineering and operational expertise and its expansion enthusiasm -- display positive attributes that recommend a grant of service authority in Maine. Accordingly, we urge CMP NG to present a revised proposal that would protect ratepayers from the risks of project development assumptions and uneconomic system build-out. Such a proposal would be granted prompt approval.
     VII. ANALYSIS OF NEED AND PUBLIC NECESSITY
     CMP requests unconditional authority to furnish gas service to six areas comprising of various municipal groupings: the Bath/Brunswick coastal area, the Windham area, the Augusta area, the Waterville area, the Bangor area, and Bethel. Many of the areas for which CMP NG requests service authority include small communities for which gas service would not be economical on a stand alone basis without large anchor customers or additional customer base.
     A. Need

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20
MODA argued that the possibility of rate increases in CMP NG s rate plan affects the terms of competition between oil and gas providers and creates asymmetric risks that are adverse to oil dealers. MODA urges us to ensure that competition between oil and gas will not be unfairly skewed by regulatory effects. Accordingly, MODA argues that the risk of its venture should be placed on the company, not consumers.

Order - 29 - Docket No. 96-786

     CMP NG must demonstrate need for service in all proposed municipalities. None of the areas is currently receiving gas service. The demonstration of need, as defined in Mid-Maine, is straightforward in the entire CMP NG proposed project area.
     We hold that an applicant seeking to serve an area which is unserved or to provide a type of service which is not being provided need make no further evidentiary showing to demonstrate that a need for the proposed service exists. Nor will such an applicant be required to demonstrate that existing service to the area is inadequate. This rule shall apply regardless of whether any other utility holds a franchise for the currently unserved area or has authority to provide the service not currently provided.
Mid-Maine at 10.
     As further established in the Order, however, a showing of need does not compel a grant of service authority.
     A finding of need is not conclusive on the issue of whether or not an applicant should be granted authority to provide service. The
     Commission must also assess the technical and financial capability of the applicant and address issues such as uneconomic duplication of facilities, fairness to existing investors, and any other factor implicated by the Commission s broad public policy statement.
Mid-Maine at 10.
     Thus, we must consider whether it serves the public convenience and necessity to authorize a second utility to serve in these municipalities.
     B. Public Convenience and Necessity
     1. Current Authority in Unserved Areas
     Northern, Maine s only operating LDC, is currently authorized to serve the entire state with the exception of the Bangor core area. Northern stated a commitment to provide service in 1999 to the Bath/Brunswick coastal area (which

Order - 30 - Docket No. 96-786

includes Bath, West Bath, Brunswick, Topsham, Freeport, Falmouth, Yarmouth, and Cumberland) and is currently providing service to nearby communities. Northern presented evidence in this proceeding of cost and service economies that exist for it to expand its existing system to provide service to contiguous or nearby areas, specifically Bath, Brunswick, Freeport, Topsham, Falmouth, and Yarmouth.
     For these areas, Northern provided evidence of its plans to serve these municipalities and proposes to serve the Bath/Brunswick/Freeport areas by the 1999 heating season and the southern coastal area (Freeport, Yarmouth, and Falmouth) by December 31, 1999.
     Similarly, in the  core  Bangor Area (i.e.,
Bangor, Brewer, Orono, Old Town, and Veazie), Bangor Gas is authorized to serve. In June, Bangor Gas began to construct the infrastructure necessary to serve this five-municipality, or core , Bangor area upon the arrival of gas via the proposed Maritimes pipeline in 1999.
     In all remaining areas, Northern is authorized to serve but currently has offered no concrete plans or other evidence to demonstrate that it will soon do so. These areas include Windham, Waterville, Augusta, Bethel, and the communities surrounding the Bangor area (Milford, Hermon, Holden, Hampden, Orrington, and Bucksport).21 With the exception of Windham, these areas are not near Northern s existing infrastructure, and whether it will ever actually serve these areas is uncertain.
     The policy we established in Mid-Maine, and confirm in this Order, dictates that we would authorize additional utilities to serve in all of these areas, barring convincing evidence that it would not serve the public interest. We must determine, then, whether there are particular economies or other factors that weigh toward limiting service in these areas to just one LDC. We will do so by discussing these areas in sequence.
     2. The Bath/Brunswick Coastal Area
     Because of the public policy we have established and because the evidence does not persuade us to the contrary, we find that the public interest requires a second utility to serve the communities defined in CMP NG s request as the Bath/Brunswick Coastal Area: Bath, West Bath, Brunswick, Topsham, Freeport, Yarmouth, and Cumberland.

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21
BGC has also recently requested authority to serve in surrounding towns in the Bangor area (Docket No. 98-468).

Order - 31 - Docket No. 96-786

     We now review the evidence and arguments raised in this proceeding in order to explain our assessment of that evidence and our reasons for concluding that this evidence does not outweigh our determination that competition to serve will best serve the public interest.
     a. Cost
     The Examiner s Report concluded that because
Northern s existing system infrastructure runs through adjacent or nearby communities,22 Northern s cost to serve the Bath/Brunswick and southern coastal communities will be lower than CMP NG s. The Report gives the following reasons:
     - To reach consumers in the Bath/Brunswick area, CMP would have to install substantially more miles of steel distribution main at greater cost per foot and at greater total cost than does Northern.
     - CMP will incur additional costs to serve the Bath/Brunswick coastal area because it will need to construct an LDC city gate or take station interface with the transmission pipeline at substantial cost to obtain its gas supply. Northern will not have to incur such costs to serve the Bath/Brunswick or coastal area because it can serve the area using gas supplied to its system through the same tap to PNGTS as it will use to serve its existing customers.
     - Northern will not have to build service centers or add personnel to serve
     Bath/Brunswick coastal areas. Because CMP is a start-up utility without an existing in-state presence, it must incur these additional costs.23

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22
These municipalities include Lisbon Falls, Lewiston, Auburn, and
Portland.
23
The testimony of Messrs. Eastman, Miller and McCarthy indicates that new employees will have to be hired, some will need to be trained, and a service center will either have to be built or space rented from CMP.

Order - 32 - Docket No. 96-786


     We do not find this evidence compelling.
While it may be true that Northern could serve the Bath/Brunswick coastal region at lower total cost than can CMP NG, the record does not allow us to make that determination with sufficient certainty of the magnitude of the cost difference to provide a basis to restrain competition in the area. Nor would we be inclined to change our decision even if we could establish with certainty that expansion to the area would be at substantially lower cost for Northern. It is not clear that lower cost will mean lower prices to consumers: competition may sufficiently suppress price to all classes of customers that service would be provided at lower prices and margins, if not cost.
     Consequently, we do not find that the public necessity requires us to limit service to this area to Northern on this basis.
     b. Failure to Serve
     Throughout this proceeding, CMP NG has argued that it should be allowed to serve these areas because, despite having authority to serve these areas, Northern has neglected to do so. We find this evidence to have no value whatsoever.
     We are fully aware of the gas supply
constraints that Northern has faced and the measures it has taken in recent years in response to those circumstances. Northern has acted prudently to contain its growth within available supply levels.24 There is no doubt that the potential reduced level of supply that would exist without fortuitous extensions of the Portland Pipe Line lease or without the successful completion of the Portland Natural Gas Transmission System (PNGTS) would have left Northern in a precarious position with respect to its ability to maintain supply to its existing customer base.
     Furthermore, CMP itself acknowledges
expansion of the gas industry in Maine has been constrained by a lack of interstate pipeline capacity and that expansions depend on these new sources of gas supply.
     Therefore, we do not find that Northern has neglected or failed to expand its system when conditions would have otherwise allowed.

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24
During 1997, Northern held a number of meetings with the Commission to discuss its contingency plan and partial marketing moratorium. In Docket No. 97-311, Northern requested, and the Commission approved, terms and conditions enabling a moratorium on active sales and promotional efforts, and to allow a freeze on connecting new services, if it became necessary.

Order - 33 - Docket No. 96-786

     We offer no further comment at this time on the contention that Northern has responded too slowly to the demand and interest that has been developing in the Bath/Brunswick coastal area in anticipation of PNGTS s being in-service in late 1998. What is apparent on this record is that Northern is now moving ahead with development. We believe that it is clearly in the public interest for Northern to expand its system or increase penetration in a safe, adequate, and economic manner wherever possible.
     c. Commitment To Expand
     Northern has demonstrated that it will be cost-effective for it to serve the Bath/Brunswick coastal area. he communities of Bath and Brunswick are part of Northern s 1998/1999 expansion plans. In addition, the CMP NG intends to serve the Falmouth to Freeport areas in 1999. Northern s management has specifically approved expanding its system in the Bath, Brunswick, and Freeport areas without waiting to contract with anchor customers.
     The development of the CMP NG system in all areas contained in its application depends
               When asked whether CMP NG would continue to develop LDC infrastructure absent
       Mr. Kelley indicated that project economics would require further review. This difference in emphasis on obtaining anchor customers likely reflects the cost and risk differences faced by the two entities. It also lends an element of uncertainty to CMP NG s proposal to serve in any particular area, at least until
     However, CMP NG s strategy is consistent with prudent business practice in that it follows a tiered approach. Initially, the distribution system will be built to serve large, so-called anchor, customers that wish to have gas service. From these mains, CMP NG will only extend its system to areas where there is a manifest interest to have gas service. In short, investment will be made only when it makes economic sense, i.e. sufficient demand for the service is a prerequisite for any capital outlay.
     In sum, while the record evidence suggests that Northern s proposal to serve the Bath/Brunswick and coastal area may be a more secure and cost-effective manner to serve these areas, we do not find that these benefits are sufficiently clear or compelling to outweigh the benefits of allowing competition for service to this area. Thus, we find that competition among LDC s best serves the public interest.

Order - 34 - Docket No. 96-786

     d. Economies of Scale
     We have also reviewed the estimated costs to serve the loads in the area and the market studies of both CMP NG and Northern. It is not surprising to find that both companies would attempt to recruit many of the same potential anchor customers. Because the market is relatively small and geographically concentrated, we expect that the two companies would also compete for many of the smaller customers and loads identified in their market studies. The cost studies reveal that a significant initial capital investment is required by either firm to extend service to this market area. Were we to allow two firms to serve in this area, the evidence suggests that the result would be higher total costs to serve essentially the same loads; a demonstration that subadditivity of costs exist in the extension of gas service to the area. Because we do not here allow costs eventually to translate into rates, however, it is not clear that choosing the lower cost option to obtain the same service best serves the public interest and convenience.
     e. Timing
The Towns urge us to grant CMP NG service authority because it has proposed to provide service earlier to the Bath/Brunswick coastal area. Northern argues that CMP NG s time frame for construction is not feasible and notes contradictory statements made by CMP/NYSEG witnesses regarding the speed with which they could construct a distribution system and serve the area.
     We agree that a number of factors weigh
against CMP NG s projected timetable, such as its incomplete corporate organization, winter construction moratoria, uncertain anchor customer commitments, and other preliminary construction matters. Additionally, Northern s decision to lower costs by beginning construction in the spring of 1999 appears to be reasonable. Northern also stated that it could press forward on an earlier schedule if necessary.
     In light of the customer and municipal
interest in the area, we encourage any entity to explore the possibility of meeting service needs of potential customers in the Bath/Brunswick area earlier if it can be done economically. We do not find the timing of proposed service by either Northern or CMP NG to provide a basis for or against authorizing CMP NG.
     f. Rate Comparisons
     A number of rate comparisons between CMP NG and NU have been offered in this proceeding. The most

Order - 35 - Docket No. 96-786

comprehensive and comparable is the joint response of CMP NG and NU to ODR-05, which is based on a number of shared assumptions, although the two utilities use different methods for determining gas costs. The rate comparisons consist of a series of 26 total bill comparisons, where bills for assumed usage levels are calculated using CMP NG rates and NU rates. Bills are calculated for the years 1998, 2000, and 2002, in order to reflect the effects of projected changes in NU s rates (CMP NG s rates are assumed not to change during the entire period of the comparison).
     As might be expected, some total bills are lower for CMP NG, some are lower for NU. In a number of cases the comparison shifts over time in favor of NU, as NU implements its proposed series of phased-in rate reductions to larger customers.
     Our overall assessment is that these rate comparisons, based in part on projections of future costs of gas, do not show any clear superiority of one utility s rates over the others of such significance that our decision on whether a second utility is required in Bath/Brunswick would turn on this issue. Even if one was clearly superior, these rate comparisons would provide an uncertain basis for such a decision for several reasons. First, we note that we have not approved either of these rate proposals.25 In addition, as noted above, the gas cost component of the CMP rate may understate costs and rates. More importantly, even if proposed rates were approved, neither utility guaranteed that it will not seek increases during the period of the comparison.
     In sum, we conclude that these rate
comparisons do not provide an adequate basis for deciding whether public convenience and necessity requires a second utility in the Bath/Brunswick areas.
     g. Bath/Brunswick Coastal Area Conclusion
     In sum, based on our determination in
Mid-Maine and the evidence in this proceeding, we find that it will better serve the public convenience and necessity to authorize a second utility to serve in what has been defined as CMP s Bath/Brunswick project area, if presented with a revised proposal addressing the concerns described in this Order.
     3. The Bangor Area

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25
Northern s rate proposal is currently under investigation in Docket No. 97-393.

Order - 36 - Docket No. 96-786

     As noted above, Bangor Gas has authority to serve
Bangor, Brewer, Veazie, Old Town, and Orono. Bangor Gas proposes to construct a local distribution system in this area during 1998 and 1999 and to serve these municipalities when the Maritimes pipeline is placed in service in 1999. Northern is authorized to serve the nearby towns identified in CMP s petition but has not presented plans to serve the area.
     We will authorize CMP NG to serve the communities it defines in its petition as the Greater Bangor Area if it files a revised proposal that addresses the concerns we have outlined in this order.
     Again, we believe competition will reflect the economic efficiencies and guide the development of providing local distribution service to the greater Bangor area.
     The economics supporting the provision of service to these communities demonstrates that it is uncertain whether the balance of costs and revenues in these areas would support more than one local distribution utility. To the extent the customer base is shared between the two utilities, the unit cost to serve will be higher for remaining customers of each entity and the possibility of an acceptable return on project investment to each entity is diminished. For more than one entity to serve the Bangor area will require more taps into the pipeline and other duplication of costs to establish two foundational sets of facilities and services. However, we are confident that the workings of the competitive market will determine whether one of the entities, or both, will serve the area.
     Moreover, our review of the development plans of Bangor
Gas and CMP NG reveals a different marketing and expansion strategy. CMP NG s system development philosophy


                                        Bangor Gas s proposal
does not
            Perhaps, then, there may be separate roles for the two entities in the area.
     As previously stated, we will revisit this issue if evidence to the contrary is brought forward. We have within our power various options to remedy the situation if service to the area is unreasonably lacking at any point in the future. At this time, however, we do not find that to be the case.
     4. The Augusta, Bethel, Waterville, and Windham Project
Areas

Order - 37 - Docket No. 96-786

     As indicated in our Phase I Order granting conditional authority to CMP NG in this docket, we believe that CMP NG has the technical and financial ability to serve as a public gas utility in these areas. Need exists in these areas by virtue of the fact that no service is currently being provided. In addition, no compelling evidence has been presented to persuade us that certificating an additional utility to compete to serve the area does not serve the public interest. These facts lead us to conclude that we will grant CMP NG service authority in these areas if fully satisfied with its project details.
     C. Suspension of Service Territory Authority
     CMP NG seeks authority to serve several areas in which Northern has had service authority for nearly 30 years but does not currently furnish service. See n. 2. Prominent among these areas is the Bath/Brunswick area, which Northern argues it has been planning to serve and which is contiguous to its existing system. In this proceeding, Northern presented its plans to construct and serve this area during 1999. The evidence shows that Northern will likely be able to serve the area at a lower cost than could CMP NG.
     The OPA argued that the Commission should suspend
Northern s authority to serve in these areas and, in its stead, CMP NG should be granted authority to serve them. OPA believes that CMP NG has been more aggressive in its efforts to serve the area and the risks to consumers of allowing two LDCs to develop the same area outweigh any benefits.26 These risks include: the possibility of inefficient expenditure of resources, the negative effects of utility failure, the substitution of municipal permitting officials for utility regulators in controlling development of utility service, and inviting bidding wars to secure critical anchor loads with adverse impacts on small consumers rates.
     The Towns also urge the Commission to exercise its authority to prevent potentially harmful trench warfare that would likely occur between two authorized utilities competing to serve the Bath/Brunswick coastal area. Accordingly, the Towns suggest that the Commission declare that

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26
Although OPA bases its recommendation on its belief that it is poor public policy to grant more than one LDC service authority in a municipality, it then argues contradictorily in its Brief that it cannot oppose granting CMP a certificate in the Bangor area because it was without an evidentiary or procedural basis to do so. Logically, sound public policy would apply equally to both areas.

Order - 38 - Docket No. 96-786

     in general, once an LDC begins providing service in a given town, the burden should shift to any other LDC to demonstrate that competitive service in that municipality will be in the public interest; i.e. it will result in better service available to more customers at competitive rates, and not poorer service to fewer customers at higher overall rates.
In other words, the Towns argue, Northern s authority to serve the Towns should be modified to be made essentially conditional . As such, the Towns explain, Northern could not commence construction until it presents and the Commission approves specific construction, marketing, financial, and resource plans, such as have been reviewed for CMP/NYSEG in this proceeding.
      The requirement suggested by the Towns (concerning construction plans) appears consistent with the language of 35-A M.R.S.A. Section 2102 which requires the Commission to approve the expansion of a public utility into a municipality in which another public utility is already authorized to serve.27 It also presents a fair and consistent policy with respect to our exercise of authority in supervising and approving the furnishing of public utility service to municipalities should the competitive policy prove unworkable.
      In light of our conclusion that competition to provide local distribution service best serves the public interest, we will not limit Northern s (or any other previously authorized utility s) ability to compete to serve the areas in which we authorize CMP NG. We will, however, keep this possibility in mind for future situations in which limitation of authority may be warranted. Additionally, pursuant to 35-A M.R.S.A. sect. 1321 and 1322, we can reopen our orders granting service authority and modify them as we determine warranted.
     D. Reporting Requirement for All Authorized LDCs

27
Section 2102, on its face, is applicable to any authorized public utility, regardless of whether it was authorized prior to or subsequent to another authorized public utility. By monitoring and affirmatively approving when an entity may furnish service in any municipality once another public utility is authorized, the Commission could control the entry and provision of monopoly utility service in any area. Such control could be used to guard against the development of duplicative or uneconomic, or otherwise adverse, facilities and service.

Order - 39 - Docket No. 96-786

     Due to the concerns that competitive pressure might create unforeseen problems, and to ensure that nothing we do herein discourages some entity from moving ahead in a timely and aggressive manner to serve the area, we will monitor all authorized utilities progress to ensure that system development and service to this and other areas are accomplished within a reasonably expeditious and certain period of time. We will require all authorized utilities to report on their system expansion progress every six months, beginning October 1, 1998.28
    Public utilities have an obligation to serve within their service territory where it is economic to do so. Moreover, it is within our authority to require a utility to serve where we determine it is reasonable and necessary, such as where a demonstrated demand for the service exists. Alternatively, we could find that that the public interest would be better served by authorizing another entity to serve an unserved area.
     VIII. NECESSARY TERMS OF REVISED PROPOSAL
     We will grant service authority to CMP NG in all of its proposed project area, if it presents an acceptable revised proposal. First, CMP NG should revise its rate plan to assure us that CMP NG s proposal has addressed the concerns we have identified with respect to particular rates, that the rates will remain stable over time, and that the risk of errors in project cost or revenue estimates will not be borne by ratepayers. Shareholders must bear the risks of uneconomic development. We emphasize that we do not require any particular relationship between costs (however estimated) and prices. We fully expect CMP NG to set its prices at levels that will enable it to attract customers. As we found in Bangor Gas, the discipline of the market is likely to be superior to our own prognostications concerning cost and customer behavior. See Bangor Gas Order Approving Rate Plan (June 26, 1998) and Order Granting Unconditional Service Authority (June 30, 1998). We insist, however, that - whatever price levels CMP NG chooses to offer - ratepayers not be at risk for rate increases to save investors from the consequences of their own poor projections. It is true that, at some level of increase, ratepayers will likely convert (or convert back) to another fuel source. It would be poor regulation, however, to place ratepayers at risk even of reconversion costs where, as we find here, shareholders should bear the risk (and, not coincidentally, enjoy the benefits) of their investment choices. Our primary examination of CMP NG s

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28
We will issue separate notification to all LDCs to this effect with additional details.

Order - 40 - Docket No. 96-786

proposal, then, will be whether risks have been allocated
appropriately.29
     Also, prior to beginning construction or contracting with customers, CMP NG must meet the conditions regarding formation of a gas venture specified in our conditional certificate approval. Finally, CMP NG must present a more complete resource plan.
     In the event that a revised CMP NG proposal is crafted quite differently in its operational and engineering or other supporting details, it will be necessary to review and approve the modifications in order to grant unconditional authority to serve in the remaining project areas. Because these are fundamental elements of our review to determine whether a proposal serves the public convenience and necessity, we will not grant CMP NG unconditional authority without reviewing modified project information.
XI. CONCLUSION
     For the foregoing reasons, we do not grant CMP NG unconditional authority to serve in its proposed areas at this time, but will do so upon submission and approval of an acceptable revised proposal as outlined in this Order.
     Dated at Augusta, Maine this 17th day of August, 1998.
                  BY ORDER OF THE COMMISSION
                  ___________________________
                  Dennis L. Keschl
                  Administrative Director
COMMISSIONERS VOTING FOR: WELCH
                          NUGENT
This document has been designated for publication.
Appendix A: Procedural History
Phase I




_____
29
Our decisions in Bangor Gas should provide guidance in this area.

Order - 41 - Docket No. 96-786

     On December 20, 1996, CMP filed a petition for approval to furnish natural gas service in 60 municipalities that may be served from the Maritimes & Northeast Pipeline (MNE) or Portland Natural Gas Transmission System (PNGTS) including Rumford, Mexico, Dixfield, Bethel, Farmington, Wilton, Jay, Livermore, Livermore Falls, Millinocket, East Millinocket, Medway, Lincoln, Howland, Orono, Old Town, Milford, Veazie, Bangor, Brewer, Hampden, Orrington, Bucksport, Clinton, Waterville, Winslow, Fairfield, Madison, Oakland, Skowhegan, Norridgewock, Augusta, Gardiner, Randolph, Hallowell, Farmingdale, Manchester, Winthrop, Topsham, Brunswick, Bath, Freeport, and Yarmouth. With its direct testimony, filed on October 31, 1997, CMP amended this list to include Baileyville(Woodland), Bridgton, Casco, Durham, Gray, Harrison, Naples, North Yarmouth, Norway, Otisfield, Oxford, Paris, Pownal, Raymond, Standish, and Windham.
     A prehearing conference was held on March 5, 1997 at which the Hearing Examiner granted the petitions to intervene of the Office of the Public Advocate (OPA), Mid-Maine Gas Utilities, Inc. (MMGU), the Town of Jay, the Industrial Energy Consumer Group (IECG), and Northern Utilities, Inc. (Northern). The Examiner deferred ruling on the petitions of the Maine Council - Atlantic Salmon Federation (ASF), MNE, Madison Electric Works
(MEW), and the Town of Cumberland, all of which did not appear at the prehearing conference. The list of parties now includes ASF and MNE.
     By Procedural Order dated March 12, 1997, the parties were invited to comment by March 26, 1997 on a threshhold question as to whether it would serve the public interest to allow an electric utility to also provide gas service.30 An Examiner s Report on the threshold issue was issued on August 25, 1997. The Commission issued its Interim Order on September 26, 1997 holding that CMP s application to provide gas service could be processed in accordance with the standards of approval delineated in Docket No. 96-465 and that CMP would be permitted to provide gas service only through a separate corporate subsidiary.
     On October 27, 1997, CMP filed a proposed schedule for the remainder of the proceeding to which several parties had indicated no objection. On October 28, 1997 CMP filed a Motion for Protective Order to allow it to limit distribution to only Staff and the Public Advocate of certain market analyses and confidential business strategy information. On October 29, 1997, the IECG filed an objection to CMP s request to limit distribution to Staff and OPA. On November 25, 1997, the Hearing

______
30
On June 27, 1997, the Examiners assigned to this and three other natural gas dockets (97-177, 97-267, 97-310) issued a Notice of Temporary Suspension of these cases to allow the Commission to conduct a generic inquiry (Docket No. 97-267) into the development of the natural gas industry in Maine.

Order - 42 - Docket No. 96-786

Examiners granted the protective order and established a schedule for the proceeding including a case management conference and hearings on January 26, 28, and 29. CMP filed its Direct Testimony and Exhibits on October 31, 1997. CMP filed Confidential Exhibit QKE-6 pursuant to protective order on November 26, 1997.
     The Examiner issued Protective Order No. 1 on December 5, 1997. The IECG filed a Motion for Reconsideration with Incorporated Memorandum of Law on December 15, 1997. CMP filed its response on December 23, 1997. The Examiners denied the IECG s motion by Procedural Order dated December 30, 1997.
     The Maine Oil Dealers Association (MODA) and Bangor Gas Company, L.L.C. s (Bangor Gas) late-filed petitions to intervene were granted by Procedural Order on December 24, 1997 on condition that they take the case as they find it . MODA s intervention was limited to providing information concerning gas and oil pricing, environmental comparisions, or conversion costs and data at this stage of the proceeding.
     None of the intervenors filed testimony in this proceeding. The Examiners issued a Procedural Order on January 23, 1998 requiring parties to provide prehearing memoranda outlining their cases for the hearings scheduled for January 28th and 29th. On January 26, 1998, the Examiner held a Case Management Conference at which CMP presented a draft stipulation supported by CMP, the Public Advocate, and MNE. Northern Utilities indicated that it would take no position on the stipulation.
     Also on January 26, 1998, Bangor Gas filed a Motion to Compel Responses to Data Requests it had issued on December 31, 1997. CMP objected, on January 21, 1998, that Bangor had filed its data requests well after the discovery deadline that had been established in this case. Bangor Gas then sought to obtain responses to its discovery through cross-examination at hearing. No other party submitted areas for cross-examination of CMP s witnesses.
     On January 27, 1998, by Procedural Order, the Examiners denied Bangor Gas motion to compel, overruled Bangor Gas stated objection to CMP s application, and canceled the scheduled hearings. That order also allowed written comment by the parties on the proposed stipulation by February 4th. The executed stipulation was filed on February 3, 1998. Objections to the stipulation and to the application were filed by IECG and Bangor Gas.

Order - 43 - Docket No. 96-786

     An Examiners' Report was issued on February 20, 1998. Northern, IECG and Bangor Gas filed exceptions. Deliberations were held on March 9, 1998.
     By Order dated March 11, 1998 (March 11th Order), the Commission granted Central Maine Power Company (CMP), on behalf of its joint venture with New York State Electric and Gas (NYSEG), conditional authority to serve within 60 cities and towns in Maine pursuant to 35-A M.R.S.A. sect. 2104 and 2105, finding that the joint venture possesses the general financial and technical capability to serve as a public utility and that need exists in the designated municipalities because natural gas service is currently not being provided in those areas. The March 11th Order did not allow CMP to construct or operate a natural gas system public utility until the Commission has reviewed and approved detailed financing, construction and resource plans, granting CMP full, or unconditional, service authority.
     On March 31, 1998, Northern filed a Motion for Reconsideration of the March 11th Order, claiming that the Commission failed to consider the overall public interest in granting CMP authority to serve in an area where Northern is already authorized to serve. Northern requested that the Commission reopen Phase I to consider these issues in its determination of need, or, alternatively, to consider these issues in Phase II of the CMP proceeding. Responsive comments were filed by CMP, MNE, OPA, and Bangor Gas.
Briefs on issues raised by Northern s request for reconsideration were filed on April 17th by Bangor Gas, OPA, CMP MNE,and Northern.
     The Commission deliberated Northern s Motion for Reconsideration on April 28, 1998 and issued its Order Granting Northern Utilities, Inc. s Motion For Reconsideration on May 14, 1998. Northern was allowed to supplement its testimony in the Phase II proceeding to present public interest issues regarding authorizing a second utility in areas in which Northern already was authorized to serve.

     Related Parallel Proceedings
     In December 1997, CMP filed a request for approval of a comprehensive reorganization of all its corporate affiliates into a holding company structure. This was docketed as 97-930. CMP also requested that the Commission also approve the formation and investment in a gas subsidiary of the holding company formed for the purpose of becoming a public utility, as CMP NG. This was separately considered in Docket No. 98-077.
     Phase II

Order - 44 - Docket No. 96-786

     On February 23, 1998, CMP filed its Phase II proposal for unconditional authority in thirty-five municipalities, including
1) the greater Augusta area (Augusta, Gardiner, Hallowell, Farmingdale, Randolph, Chelsea and Manchester); 2) the greater Waterville area (Waterville, Fairfield, Winslow, Oakland and Vassalboro); 3) the greater Bangor area (Bangor, Brewer, Old Town, Orono, Veazie, Milford, Hermon, Holden, Hampden, Orrington and Bucksport); 4) the Bath/Brunswick coastal area (Bath, West Bath, Brunswick, Topsham, Freeport, Falmouth, Yarmouth and Cumberland); 5) the Windham area (Windham, Raymond, Standish); and 6) Bethel.
     The initial schedule for Phase II established intervenor testimony on April 17th, a hearing on May 15th, and a final decision on the application by June 26th.
     The Examiner issued Protective Order No. 2, protecting information relating to potential customers of the CMP/NYSEG joint venture, on April 2, 1998. Under Protective Order No. 3, issued April 13, 1998, CMP/NYSEG released to Bangor Gas, Northern and MNE information relating to rates based on its project planning assumptions. On May 5, 1998, a Protective Order was issued relating to Northern s analyses of gas markets in Maine, project analyses and related materials and business strategy information including financial, cost and market information.
     Technical conferences on the Phase II filing were held on April 10th and May 7th.
     On May 12, 1998, the Examiner issued a modified schedule for Phase II to reflect the Commission s ruling on Northern s Motion for Reconsideration. The schedule allowed CMP to file testimony on the additional issues raised by Northern s motion, followed by an opportunity for intervenors to file testimony.
     On May 13th, CMP filed a letter protesting the schedule, stating that it had nothing further to present at this time on the issue of whether CMP should be allowed to provide service in municipalities in which Northern is already authorized to serve. CMP urged the Commission to resolve its application as soon as possible.
     On May 14th, the Examiner issued a revised schedule, finding that CMP, as applicant, had waived its opportunity to file additional testimony, and advancing the filing dates for Northern s opportunity to provide testimony. In addition, the Examiner allowed other parties to file responsive testimony.

Order - 45 - Docket No. 96-786

     On May 15th, Northern filed a letter objecting to the May 14th schedule. By Procedural order dated May 18, 1998, the Examiner further revised the schedule and limited the scope of further testimony and hearings to those areas that CMP had identified as priorities for 1998 construction: the Bath/Brunswick area, Bethel, and the Windham/Standish area. The procedural order also required CMP to propose by May 20, 1998, a separate schedule for the remainder of the areas in which it seeks approval or, alternatively, to indicate why it is not possible to bifurcate review of its application in this manner. CMP filed nothing in response to this directive.
     On June 1, 1998, Northern filed the testimonies of John Flumerfelt, Patricia Dyer, and Danny Cote.
     Hearings were held on June 17th and 19th. CMP witnesses supplied the rebuttal testimony of Tim Kelly and Darryl Quimby. Northern s witnesses gave brief oral surrebuttal. Cross-examination was allowed on all witnesses.31
     Comments of the parties on whether there would be a need for further proceedings to evaluate the remaining areas contained in CMP s application were filed on June 24th by OPA, Bangor Gas, CMP,and Northern. No party requested additional hearings or testimony at this time.
     Briefs on CMP s entire application were filed July 1 by OPA, MODA, Bangor Gas, CMP, and Northern. Reply briefs were filed by Northern, Bangor Gas, CMP and MODA. The Examiner s Report was issued on July 13, 1998. Oral exceptions were made on July 17th and deliberations were held on July 23, 1998.






_____
31
Bangor Gas witness Jan Van Lierop was made available by telephone.

               NOTICE OF RIGHTS TO REVIEW OR APPEAL
     5 M.R.S.A. sect. 9061 requires the Public Utilities Commission to give each party to an adjudicatory proceeding written notice of the party's rights to review or appeal of its decision made at the conclusion of the adjudicatory proceeding. The methods of adjudicatory proceedings are as follows:
     1. Reconsideration of the Commission's Order may be requested under Section 6(N) of the Commission's Rules of Practice and Procedure (65-407 C.M.R.11) within 20 days of the date of the Order by filing a petition with the Commission stating the grounds upon which consideration is sought.
     2. Appeal of a final decision of the Commission may be taken to the Law Court by filing, within 30 days of the date of the Order, a Notice of Appeal with the Administrative
Director of the Commission, pursuant to 35-A M.R.S.A. sect. 1320
(1)-(4) and the Maine Rules of Civil Procedure, Rule 73 et seq.
     3. Additional court review of constitutional issues or issues involving the justness or reasonableness of rates may be had by the filing of an appeal with the Law Court, pursuant to 35-A M.R.S.A. sect. 1320 (5).

Note:The attachment of this Notice to a document does not indicate the Commission's view that the particular document may be subject to review or appeal. Similarly, the failure of the Commission to attach a copy of this Notice to a document does not indicate the Commission's view that the document is not subject to review or appeal.